

02 FEB -5 AM 8:52

12g3-2(b) File N° 82-4965


02002924

Securities and Exchange Commission
Division of Corporation Finance
Attn. : Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549
UNITED STATES OF AMERICA

26 November 2001

SUPPL

Ladies and Gentlemen:

Re : Mobistar N.V./S.A. 12g3-2(b) File N°82-4965

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be «filed » with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and document will constitute and admitting for any purpose that the Company is subject to in the Exchange Act.

Yours sincerely,

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosure

cc : Corey Chivers
Weil, Gotshal & Manges



Mobistar N.V. S.A. - Kolonel Bourgstraat 149 Rue Colonel Bourg - Brussel B-1140 Bruxelles
Tel. 02 745 71 11 - Fax 02 745 70 00 - www.mobistar.be - TVA-BTW BE 456 810 810 - RCB-HRB 599 402 - Fortis 210-0233334-04

mobistar

Press release
21/11/2001



Belgian mobile operators attack federal and regional governments

To meet growing demand, Belgian mobile operators attack federal and regional governments to defend right to deploy networks.

Brussels, 21 November 2001– **Belgium's three mobile telephone operators, KPN-Orange, Mobistar and Proximus, today announced that they will take the regional and federal governments to court in an attempt to obtain the permits necessary to extend their networks.**

The operators this morning gave formal notice to the regional and federal governments to force them to clarify the site permit process in order to obtain decisions for all permits which are currently blocked. They also seek to obtain, by 20th December 2001, a clear co-operation protocol governing site permit rules that binds the regional and federal governments.

This action has become necessary because none of the operators have been granted a significant number of building permits for their antennae since the beginning of the year. More than 1,000 demands are currently pending at regional levels.

Additional antennae are necessary for two reasons.

First, operators need to meet an explosive growth in demand. European Union figures show that from mid-2000 to mid-2001, the penetration of mobile phones in the Belgian market rose from 40% to over 70% of the population – a growth rate of 75%. In that same period, political hurdles have severely limited the growth in the number of antennae needed.

Second, operators must install the infrastructure needed to offer 3G services. The licenses they bought in March 2001 obliges them to start offering commercial 3G services in September 2002 and to ensure that, by March 2004, the infrastructure covers at least 30% of the population. To do so, they need to start installing the new antennae that 3G technology requires today.

Unless antennae can be added in the very near future, networks will become increasingly stretched, leading to ever more frequent congestion and network access problems. For mobile phone users, a reduction in service quality would be a serious issue – indeed, a critical one for emergency services and all businesses that depend on mobile telephony.

Governments at all levels, from the European down to the regional, have made it clear they see mobiles as key to strong economic growth. This was reaffirmed most recently at the European Union summit in Gent. Yet the actions of Belgium's governments belie these words. Attempts to expand the mobile networks are systematically blocked.

Mobistar N.V. S.A. - Kolonel Bourgstraat 149 Rue Colonel Bourg - Brussel B-1140 Bruxelles

mobistar

The general regulatory framework for mobile operators was developed by the federal government. However, crucial permit issues are tied up between the regional and federal authorities. The regions refuse to take their responsibilities and simply block the permits. The integrity of 2G networks, under pressure from growing demand, is compromised.

The situation is also preventing the operators from deploying the infrastructure needed for 3G networks. Operators paid a fair market price for their 3G licenses, but current circumstances mean they cannot deploy even a bare-bones 3G network. Their licenses are thus, in effect, becoming valueless.

Should their demands not be met by 20th December, the operators will ask the courts to order the governments to compensate them for all financial losses and damages caused by the governments' negligence in the deliverance of the permits necessary for the roll-out of all their networks.